UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

WEBMD HEALTH CORP.
(Name of Subject Company (Issuer))

DIAGNOSIS MERGER SUB, INC.
(Offeror)
A direct wholly-owned subsidiary of

MH SUB I, LLC
(Parent of Offeror)

KKR NORTH AMERICA FUND XI L.P.
(Other Person)
(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

94770V102
(CUSIP Number of Class of Securities)

B. Lynn Walsh
DIAGNOSIS MERGER SUB, INC.
909 N. Sepulveda Blvd., 11th Floor
El Segundo, CA 90245
(310) 280-4000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Marni J. Lerner
Michael T. Holick
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,611,275,144.82	$308,441.79
(1)	Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding the sum of (i) 37,981,418 shares of common stock (including 632,518 restricted shares and 55,000 performance shares), par value $0.01 per share (“Shares”), of WebMD Health Corp., a Delaware corporation (“WebMD”) outstanding multiplied by the offer price of $66.50 per share, (ii) 5,545,566 Shares issuable pursuant to options with an exercise price less than the offer price of $66.50 per share multiplied by the offer price $66.50 per share minus the weighted average strike price for such options of $42.23; and (iii) 13,834 Shares issuable pursuant to outstanding restricted stock units multiplied by an amount equal to the offer price of $66.50 per share. The foregoing share figures have been provided by WebMD and are as of August 1, 2017, the most recent practicable date.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is being filed by (i) MH Sub I, LLC, a Delaware limited liability company (“Parent”), (ii) Diagnosis Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (the “Purchaser”), and (iii) KKR North America Fund XI L.P., a Cayman Islands limited partnership and an affiliate of an alternative investment vehicle that is the controlling stockholder of both Parent and the Purchaser. This Schedule TO relates to the tender offer for all of the issued and outstanding shares of common stock, par value $0.01 per share (“Shares”), of WebMD Health Corp., a Delaware corporation (“WebMD”), at a price of $66.50 per Share, net to the seller in cash without interest and less any applicable withholding taxes upon the terms and conditions set forth in the offer to purchase, dated August 7, 2017 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), a copy of which is attached as Exhibit (a)(1)(B).

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name, address, and telephone number of the subject company’s principal executive offices are as follows:

WebMD Health Corp.
395 Hudson Street
New York, NY 10014
(212) 624-3700

(b) This Schedule TO relates to the Offer by the Purchaser to purchase all issued and outstanding Shares. According to WebMD, as of the close of business on August 4, 2017, there were 37,303,875 Shares issued and outstanding (excluding 632,518 restricted shares and 55,000 performance shares).

(c) The information set forth under the caption THE TENDER OFFER—Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)-(c) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and the Purchaser”) and Schedule I attached thereto

Item 4. Terms of the Transaction.

(a) The information set forth in the Offer to Purchase is incorporated herein by reference, including the following sections incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 1 (“Terms of the Offer”)

THE TENDER OFFER—Section 2 (“Acceptance for Payment and Payment for Shares”)

THE TENDER OFFER—Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER—Section 4 (“Withdrawal Rights”)

THE TENDER OFFER—Section 5 (“Material United States Federal Income Tax Consequences”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 15 (“Certain Conditions of the Offer”)

THE TENDER OFFER—Section 19 (“Miscellaneous”)

(a)(1)(ix)–(xi) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

INTRODUCTION

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and the Purchaser”) and Schedule I attached thereto

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with WebMD”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for WebMD”)

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

INTRODUCTION

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for WebMD”)

(c) (1)-(7) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

INTRODUCTION

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with WebMD”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for WebMD”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 14 (“Dividends and Distributions”)

Item 7. Source and Amount of Funds or Other Consideration.

(a), (d) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

(b) Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a), (b) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and the Purchaser”) and Schedule I attached thereto

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with WebMD”)

THE TENDER OFFER—Section 18 (“Fees and Expenses”)

Item 10. Financial Statements.

(a) Not applicable.

(b) Not applicable.

Item 11. Additional Information.

(a) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with WebMD”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for WebMD”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 15 (“Certain Conditions of the Offer”)

THE TENDER OFFER—Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated August 7, 2017.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)
Joint Press Release issued by WebMD and Parent on July 24, 2017 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of WebMD filed with the Securities and Exchange Commission on July 26, 2017).

Exhibit No.	Description
(a)(1)(G)	Summary Advertisement as published in the Financial Times on August 7, 2017.

(a)(1)(H)	Press Release issued by Parent on August 7, 2017.

(b)(1)
Second Amended and Restated Debt Commitment Letter, dated July 30, 2017, from Credit Suisse AG, Credit Suisse Securities (USA) LLC, Royal Bank of Canada, KKR Capital Markets LLC, KKR Corporate Lending LLC, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Macquarie Capital Funding LLC, Macquarie Capital (USA) Inc. and Mizuho Bank, Ltd. to Parent and Micro Holding Corp.

(d)(1)
Agreement and Plan of Merger, dated as of July 24, 2017, by and among WebMD, the Purchaser and Parent (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed by WebMD with the Securities and Exchange Commission on July 26, 2017).

(d)(2)	Confidentiality Agreement, dated April 6, 2017, between WebMD and Kohlberg Kravis Roberts & Co. L.P.

(d)(3)	Limited Guarantee, dated as of July 24, 2017, by KKR North America Fund XI L.P. in favor of WebMD.

(d)(4)	Equity Commitment Letter, dated July 24, 2017, from KKR North America Fund XI L.P. to Parent.

(d)(5)	Joinder to Confidentiality Agreement, dated May 16, 2017.

(d)(6)	Letter Agreement, dated July 31, 2017, among WebMD, Parent and Micro Holding Corp.

(g)	None.

(h)	None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIAGNOSIS MERGER SUB, INC.

By	/s/ B. Lynn Walsh
Name:	B. Lynn Walsh
Title:	Vice President and Secretary
Date:	August 7, 2017

MH SUB I, LLC

By	/s/ Robert N. Brisco
Name:	Robert N. Brisco
Title:	Chief Executive Officer
Date:	August 7, 2017

KKR NORTH AMERICA FUND XI L.P.

By	KKR Associates North America XI L.P.
Its:	General Partner

By	KKR North America XI Limited
Its:	General Partner

By	/s/ William J. Janetschek
Name:	William J. Janetschek
Title:	Director
Date:	August 7, 2017

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated August 7, 2017.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)
Joint Press Release issued by WebMD and Parent on July 24, 2017 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of WebMD filed with the Securities and Exchange Commission on July 26, 2017).

(a)(1)(G)	Summary Advertisement as published in the Financial Times on August 7, 2017.

(a)(1)(H)	Press Release issued by Parent on August 7, 2017.

(b)(1)
Second Amended and Restated Debt Commitment Letter, dated July 30, 2017, from Credit Suisse AG, Credit Suisse Securities (USA) LLC, Royal Bank of Canada, KKR Capital Markets LLC, KKR Corporate Lending LLC, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Macquarie Capital Funding LLC, Macquarie Capital (USA) Inc. and Mizuho Bank, Ltd. to Parent and Micro Holding Corp.

(d)(1)
Agreement and Plan of Merger, dated as of July 24, 2017, by and among WebMD, the Purchaser and Parent (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed by WebMD with the Securities and Exchange Commission on July 26, 2017).

(d)(2)	Confidentiality Agreement, dated April 6, 2017, between WebMD and Kohlberg Kravis Roberts & Co. L.P.

(d)(3)	Limited Guarantee, dated as of July 24, 2017, by KKR North America Fund XI L.P. in favor of WebMD.

(d)(4)	Equity Commitment Letter, dated July 24, 2017, from KKR North America Fund XI L.P. to Parent.

(d)(5)	Joinder to Confidentiality Agreement, dated May 16, 2017.

(d)(6)	Letter Agreement, dated July 31, 2017, among WebMD, Parent and Micro Holding Corp.

(g)	None.

(h)	None.